Exhibit 1
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FOR IMMEDIATE RELEASE                                           6 September 2007


                              WPP GROUP PLC ("WPP")

                            WPP acquires stake in PBN


WPP announces that it has acquired a 49.9% stake in PBN Holdings, LLC, ("The PBN Company") a leading international integrated strategic communications consultancy, specializing in Russia, Ukraine and CIS countries. The PBN Company will maintain its independent positioning.

Founded in 1983, The PBN Company has offices in Washington DC, London, Moscow, Kyiv and Riga and employs 115 people. The PBN Company serves major multinational companies such as BP, Bristol-Myers-Squibb, Enel, Merrill Lynch, Mittal Steel, Motorola, Telenor, Xerox and Western NIS Fund; and some of the region's top businesses, including Basic Element, Ferrexpo, Renaissance Group, Rolf Group of Companies, Sberbank, UkrEximbank and UMC.

The  PBN   Company's   revenues  for  the  year  ended  31  December  2006  were
US$10.6million, with gross assets at the same date of US$3.5million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                        T. 44-20 7408 2204
www.wpp.com
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